Pricing Supplement (To Prospectus dated November 4, 2016, Series A Prospectus Supplement dated November 4, 2016 and Product Supplement COMM-1 dated April 3, 2017) Dated June 19, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265

$1,000,000

BofA Finance LLC

Digital Barrier Notes Linked to the Least Performing of the S&P GSCI® Crude Oil Index–Excess Return and the Copper Spot Price, due June 28, 2018

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number of the notes is 09709TAP6.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes.
•	The notes will not pay interest. Any payment on the notes occurs at maturity. The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount.
•	The notes will mature on June 28, 2018.
•	Payment on the notes will depend on the individual performance of the S&P GSCI® Crude Oil Index–Excess Return (Bloomberg ticker: “SPGCCLP”) (the “Index”) and the spot price of Grade A copper (Bloomberg ticker: “LOCADY”) (the “Copper Spot Price”) (each, an “Underlying,” and collectively, the “Underlyings”).
•	If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value, at maturity you will receive the principal amount plus a return equal to the Digital Return. However, if the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the value of the Least Performing Underlying from its Starting Value. In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.
•	The “Threshold Value” with respect to each Underlying is 70% of its Starting Value (which was determined on June 15, 2017), as specified on page PS-3 of this pricing supplement.
•	The “Digital Return” is 10.65%.
•	The “Least Performing Underlying” will be the Underlying with the lowest Underlying Return (as defined below).
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes is less than the public offering price. As of June 19, 2017 (the “pricing date”), the initial estimated value of the notes is $980.80 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-21 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000	$1,000,000
Underwriting Discount	$15	$15,000
Proceeds (before expenses) to BofA Finance	$985	$985,000

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on June 22, 2017 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-6
DESCRIPTION OF THE NOTES	pS-12
THE UNDERLYINGS	pS-14
SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST	pS-20
STRUCTURING THE NOTES	pS-21
VALIDITY OF THE NOTES	pS-21
U.S. FEDERAL INCOME TAX SUMMARY	pS-22
PS-2

SUMMARY

The Digital Barrier Notes Linked to the Least Performing of the S&P GSCI® Crude Oil Index–Excess Return and the Copper Spot Price, due June 28, 2018 (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on June 28, 2018.

If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value, at maturity you will receive the principal amount plus a return equal to the Digital Return. However, if the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the value of the Least Performing Underlying from its Starting Value. In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of each of the Underlyings. The economic terms of the notes (including the Digital Return) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

The initial estimated value of the notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-21.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately one year and one week
Pricing Date:	June 19, 2017
Issue Date:	June 22, 2017
Calculation Day:	June 25, 2018, subject to postponement as set forth in the section “Description of the Notes—Market Disruption Events” of the accompanying product supplement.
Maturity Date:	June 28, 2018
Underlyings:	The S&P GSCI® Crude Oil Index–Excess Return (Bloomberg ticker: “SPGCCLP”) and the Copper Spot Price (Bloomberg ticker: “LOCADY”).
Starting Value:	135.4428 with respect to the Index, which was its closing level on June 15, 2017, and $5,637.00 with respect to the Copper Spot Price, which was its Settlement Price on June 15, 2017. The closing level of the Index on the pricing date was $134.6849, which is lower than its Starting Value. The Settlement Price of the Copper Spot Price on the pricing date was $5,687.00, which is higher than its Starting Value.
Threshold Value:	94.8100 with respect to the Index and $3,945.90 with respect to the Copper Spot Price, each of which is 70% of its Starting Value (rounded to four decimal places for the Index).
Ending Value:	With respect to each Underlying, its closing level (as to the Index) or Settlement Price (as to the Copper Spot Price) on the calculation day, as determined by the calculation agent.
PS-3

Digital Return:	10.65%
Redemption Amount:

At maturity, you will receive the Redemption Amount, denominated in U.S. dollars, calculated as follows:

•         if the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

$1,000 + ($1,000 x Digital Return)

•         if the Ending Value of the Least Performing Underlying is less than its Threshold Value:

$1,000 + ($1,000 x the Underlying Return of the Least Performing Underlying)

In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.

Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	With respect to each Underlying, (Ending Value – Starting Value) Starting Value
Settlement Price of the Copper Spot Price:	The official cash offer price of Grade A copper on the London Metal Exchange (the “LME”) for the spot market, expressed in U.S. dollars per metric ton, traded on the LME on the applicable trading day, as made public by the LME.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement COMM-1 dated April 3, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517108683/d354136d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

PS-4

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100 and a hypothetical Threshold Value of 70 for the Least Performing Underlying, the Digital Return of 10.65%, and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Values, Threshold Values and Ending Values of the Underlyings, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual performance of the Underlyings, see “The Underlyings” section below. In addition, any payment on the notes is subject to issuer credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$500.00	-50.00%
60.00	-40.00%	$600.00	-40.00%
69.99	-30.01%	$699.90	-30.01%
70.00(1)	-30.00%	$1,106.50(2)	10.65%
80.00	-20.00%	$1,106.50	10.65%
85.00	-15.00%	$1,106.50	10.65%
90.00	-10.00%	$1,106.50	10.65%
95.00	-5.00%	$1,106.50	10.65%
100.00(3)	0.00%	$1,106.50	10.65%
105.00	5.00%	$1,106.50	10.65%
110.00	10.00%	$1,106.50	10.65%
120.00	20.00%	$1,106.50	10.65%
140.00	40.00%	$1,106.50	10.65%
160.00	60.00%	$1,106.50	10.65%
180.00	80.00%	$1,106.50	10.65%
200.00	100.00%	$1,106.50	10.65%
(1)	This is the hypothetical Threshold Value of the Least Performing Underlying.
(2)	This amount represents the sum of the principal amount and a return equal to the Digital Return.
(3)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value is 135.4428 for the Index and $5,637.00 for the Copper Spot Price, each of which was its closing level (as to the Index) or Settlement Price (as to the Copper Spot Price) on June 15, 2017.
PS-5

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the notes at maturity. If the Ending Value of either Underlying is less than its Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Starting Value. In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.

Your investment return will be limited to the Digital Return, and may be less than a comparable investment directly in any commodities or futures contracts represented by or included in an Underlying. The appreciation potential of the notes is limited to the Digital Return. You will not receive a return on the notes greater than the Digital Return, regardless of the appreciation of either Underlying. In contrast, a direct investment in any commodities or futures contracts represented by or included in an Underlying would allow you to receive the benefit of any appreciation in their value. Thus, any return on the notes will not reflect the return you would realize if you actually owned any commodities or futures contracts represented by or included in an Underlying.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes. Payments on the notes will be limited only to the payment at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the maturity date, regardless of the Ending Value of either Underlying as compared to its Threshold Value or Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

PS-6

The public offering price you pay for the notes exceeds the initial estimated value. The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the values of the Underlyings, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the values of the Underlyings. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the values of the Underlyings other than on the calculation day. Changes in the values of the Underlyings during the term of the notes other than on the calculation day will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value of the Least Performing Underlying to its Threshold Value. No other values of the Underlyings will be taken into account. As a result, even if the value of each Underlying has increased at certain times during the term of the notes, you will receive a Redemption Amount that is less than the principal amount if the Ending Value of either Underlying is less than its Threshold Value.

Because the notes are linked to the lesser performing (and not the average performance) of the two Underlyings, you may lose some or all of your principal amount even if the Ending Value of one Underlying is always greater than its Threshold Value. Your notes are linked to the lesser performing of two Underlyings, and a change in the value of one Underlying may not correlate with changes in the value of the other Underlying. The notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of the other Underlying. In the case of the notes that we are offering, the individual performance of each Underlying would not be combined, and the depreciation in the value of one Underlying would not be offset by any appreciation in the value of the other Underlying. Even if the Ending Value of one Underlying is equal to or above its Threshold Value, you will lose more than 30% of your principal if the Ending Value of the other Underlying is below its Threshold Value.

PS-7

You will be subject to risks relating to the relationship between the Underlyings. It is preferable from your perspective for the Underlyings to be correlated with each other, in the sense that they tend to increase or decrease at similar times and by similar magnitudes. By investing in the notes, you assume the risk that the Underlyings will not exhibit this relationship. The less correlated the Underlyings are, the more likely it is that either one of the Underlyings will perform poorly over the term of the notes. All that is necessary for the notes to perform poorly is for one of the Underlyings to perform poorly; the performance of the Underlying that is not the Least Performing Underlying will not determine the return on the notes. It is impossible to predict what the relationship between the Underlyings will be over the term of the notes. One Underlying reflects the spot price of Grade A copper, and the other reflects the futures price of crude oil. Accordingly, the Underlyings differ in significant ways and, therefore, may not be correlated with each other.

The notes include the risk of a concentrated position in two commodities. The notes are linked to the least performing of the Copper Spot Price and the Index, which tracks crude oil futures contracts. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Single commodity prices tend to be more volatile and may not correlate with the prices of commodities generally. Because the notes are linked to the least performing of the Index and the Copper Spot Price, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. Accordingly, a decline in the price of crude oil or copper may adversely affect the value of the relevant Underlying, and the value of the notes.

The notes do not offer direct exposure to crude oil’s spot price. The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to crude oil’s spot price.

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes. Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, speculative actions, currency exchange rates, economic conditions, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the price of crude oil futures contracts. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil and crude oil futures contracts increases or decreases, the value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the price of crude oil futures contracts.

Additionally, technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind, or geothermal energy and hybrid and electric automobiles, could reduce the demand for crude oil and result in lower prices. Any of these events could adversely affect the price of crude oil futures contracts and the value of the notes.

Future prices of the crude oil that are different from its spot prices may have a negative effect on the level of the Index, and therefore the value of the notes. The Index generally reflects movements in commodity prices by measuring the value of futures contracts for crude oil. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts

PS-8

for more distant delivery that are purchased is called “roll yield,” and the change in price that contracts experience while they are components of the Index is sometimes referred to as “spot return.”

If the expiring crude oil futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is (putting aside other considerations) trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.”

There is no indication that the markets for crude oil will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. It is possible, when near-term or spot prices of crude oil are decreasing, for the level of the Index to decrease significantly over time even when crude oil is experiencing backwardation. If all other factors remain constant, the presence of contango in the market for crude oil could generally result in negative roll yield, even when the near-term or spot prices of crude oil are stable or increasing, which could decrease the level of the Index and the market value of the notes.

A decision by the New York Mercantile Exchange, or the NYMEX, to increase margin requirements for WTI crude oil futures contracts may affect the level of the Index. If the NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts on West Texas Intermediate (“WTI”) crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.

Changes in exchange methodology may adversely affect the value of the notes prior to maturity. The NYMEX or the LME may from time to time change its rules or take extraordinary actions under its rules, which could adversely affect the level of the Index or the Copper Spot Price, as applicable, and the value of the notes.

The Index is an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing that index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

The market price of copper is subject to volatile changes and may adversely affect the value of the notes. Because the notes are linked to the Copper Spot Price, we expect that, in general, the market value of the notes will depend in large part on the market price of copper. The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. Any slowdown in economic growth in these countries may result in a decrease in copper prices.

Suspension or disruptions of market trading in crude oil or copper and related futures contracts may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. Any such distortion, disruption, or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.), may adversely affect the value of an Underlying, or the manner in which it is calculated, and therefore, the value of the notes.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell the commodities or futures contracts represented by or included in an Underlying, or futures or options contracts on an Underlying or its components, or other listed or over-the-counter derivative instruments linked to an Underlying or its components. We, the Guarantor and

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any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of an Underlying in a manner that could be adverse to your investment in the notes. On or before June 15, 2017 (the date on which the Starting Values were determined), any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may have affected the value of an Underlying. Consequently, the value of an Underlying may decrease subsequent to that date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could have affected the value of an Underlying on June 15, 2017. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of an Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to an Underlying and to components included in the Index (and related futures and options contracts on an Underlying or its components) that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon an Underlying or its components. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of an Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of a particular issue of the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlyings. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

The publisher of the Index may adjust it in a way that affects its levels, and the publisher has no obligation to consider your interests. The publisher of the Index can add, delete, or substitute the components included in the Index or make other methodological changes that could change its level. A new index component may perform significantly better or worse than the replaced one, and the performance will impact the level of the Index. Additionally, the publisher of the Index may alter, discontinue, or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of your notes. The publisher of the Index will have no obligation to consider your interests in calculating or revising the Index.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to

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consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*     *     *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

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DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series A” issued under the Senior Indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payment due on the notes, including any repayment of principal, is subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or at your option.

If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Redemption Amount

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

•	if the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

$1,000 + ($1,000 x Digital Return)

•	if the Ending Value of the Least Performing Underlying is less than its Threshold Value:

$1,000 + ($1,000 x the Underlying Return of the Least Performing Underlying)

In that case, the Redemption Amount will be less than 70% of the principal amount and could be zero.

With respect to each Underlying, its “Underlying Return” will equal:

Ending Value – Starting Value

Starting Value

Determining the Starting Value, the Threshold Value and the Ending Value of Each Underlying

The “Starting Value” is 135.4428 with respect to the Index, which was its closing level on June 15, 2017, and $5,637.00 with respect to the Copper Spot Price, which was its Settlement Price on June 15, 2017.

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The “Threshold Value” is 94.8100 with respect to the Index and $3,945.90 with respect to the Copper Spot Price, each of which is 70% of its Starting Value (rounded to four decimal places for the Index).

With respect to each Underlying, the “Ending Value” will be its closing level (as to the Index) or Settlement Price (as to the Copper Spot Price) on the calculation day.

The calculation day is subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Market Disruption Events.”

Events of Default and Acceleration

If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the fifth trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

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THE UNDERLYINGS

The S&P GSCI® Crude Oil Index–Excess Return

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“SPDJI” or the “Index sponsor”). SPDJI licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in “Description of the Notes—Discontinuance of a Market Measure” beginning on page PS-22 of product supplement COMM-1. None of us, BAC, the Calculation Agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a sub-index of the S&P GSCI®, a composite index of commodity sector returns. The S&P GSCI® is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI® represents the return of a portfolio of the futures contracts for the underlying commodities. The Index references the front-month WTI crude oil futures contract (i.e., the WTI crude futures contract generally closest to expiration) traded on the New York Mercantile Exchange. The Index provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets. The Index is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

None of us, the Guarantor, the Calculation Agent, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Index.

You should make your own investigation into the Index. Additional information about the Index and its calculation may be found at SPDJI’s website, https://us.spindices.com/indices/commodities/sp-gsci-crude-oil. Please note that information included on that website is not included or incorporated by reference in this pricing supplement.

The S&P GSCI®

The S&P GSCI® is an index on a world production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI® is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI® are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI® are weighted, on a production basis, to reflect the relative significance (in the view of S&P, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI® are intended generally to correlate with changes in the prices of such physical commodities in global markets.

SPDJI has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI®, and is responsible for all analytical methods and calculation of the S&P GSCI® Indices. In addition, SPDJI has established an index advisory panel (the “Advisory Panel”) to assist it in connection with the operation of the S&P GSCI®. The principal purpose of the Advisory Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI®, the effectiveness of the S&P GSCI® as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI®. The Advisory Panel acts solely in an advisory and consultative capacity; the Index Committee makes all decisions with respect to the composition, calculation and operation of the S&P GSCI®.

Composition of the S&P GSCI®

In order to be included in the S&P GSCI®, a contract must satisfy the following eligibility criteria:

▪	the contract must be in respect of a physical commodity and not a financial commodity;
▪	the contract must have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;
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▪	the contract must, at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;
▪	the contract must be traded on an exchange, facility or other platform (referred to as a “trading facility”) that allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI® that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below);
▪	the contract must be denominated in U.S. dollars; and
▪	the contract must be traded on or through a trading facility that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development and that:
▪	makes price quotations generally available to its members or participants (and to SPDJI) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;
▪	makes reliable trading volume information available to SPDJI with at least the frequency required by SPDJI to make the monthly determinations;
▪	accepts bids and offers from multiple participants or price providers; and
▪	is accessible by a sufficiently broad range of participants.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI®. In appropriate circumstances, SPDJI may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the price (a) used by the relevant trading facility or clearing facility to determine the margin obligations (if any) of its members or participants or margining transactions or for other purposes or (b) referred to generally as the reference, closing or settlement price of the relevant contract.

At and after the time a contract is included in the S&P GSCI®, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City Eastern Time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to SPDJI) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI®, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

▪	In order to be added to the S&P GSCI®, a contract that is not included in the S&P GSCI® at the time of determination and that is based on a commodity that is not represented in the S&P GSCI® at such time must have an annualized total dollar value traded over the relevant period of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.
▪	In order to continue to be included in the S&P GSCI®, a contract that is already included in the S&P GSCI® at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI® must have an annualized total dollar value traded of at least U.S. $5 billion over the relevant period and of at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.
▪	In order to be added to the S&P GSCI®, a contract that is not included in the S&P GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® at such time must have an annualized total dollar value traded over the relevant period of at least U.S. $30 billion.
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▪	In order to continue to be included in the S&P GSCI®, a contract that is already included in the S&P GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® at such time must have an annualized total dollar value traded, over the relevant period of at least U.S. $10 billion over the relevant period and of at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition to the volume requirements described above, a contract must have a minimum reference percentage dollar weight:

▪	In order to continue to be included in the S&P GSCI®, a contract that is already included in the S&P GSCI® at the time of determination must have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI® and each contract’s percentage of the total is then determined.
▪	In order to be added to the S&P GSCI®, a contract that is not included in the S&P GSCI® at the time of determination must have a reference percentage dollar weight of at least 1.00% at the time of determination.

Maintenance of the S&P GSCI®

The quantity of each of the contracts included in the S&P GSCI® is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity from sources determined by SPDJI to be reasonably accurate and reliable, such as the United Nations Industrial Commodity Statistics Yearbook. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, SPDJI may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI®, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (the “CPWs”) used in calculating the S&P GSCI® are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, SPDJI performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI® is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI® to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI® will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, SPDJI reevaluates the composition of the S&P GSCI® at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI®. Commodities included in the S&P GSCI® that no longer satisfy such criteria, if any, will be deleted.

SPDJI also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI® are necessary or appropriate in order to assure that the S&P GSCI® represents a measure of commodity market performance. SPDJI has the discretion to make any such modifications.

PS-16

The following graph sets forth the daily historical performance of the Index in the period from January 1, 2008 through June 15, 2017. This historical data on the Index is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the Threshold Value of 94.8100, which is 70% of its Starting Value of 135.4428 (rounded to four decimal places).

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by SPDJI. “Standard & Poor’s,” “S&P” and “S&P GSCI®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The Index is a product of SPDJI and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes.  S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. SPDJI and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION

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(INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

PS-18

The Copper Spot Price

The “Copper Spot Price” is the official cash offer price of Grade A copper on the LME for the spot market, expressed in U.S. dollars per metric ton, traded on the LME on the applicable trading day, as made public by the LME.

The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. There are no price limits applicable to LME prices, and therefore prices can decline without limitation over a period of time.

The following graph sets forth the daily historical performance of the Copper Spot Price in the period from January 1, 2008 through June 15, 2017. This historical data on the Copper Spot Price is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the Copper Spot Price during any period set forth below is not an indication that the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the Threshold Value of $3,945.90, which is 70% of its Starting Value of $5,637.00.

Before investing in the notes, you should consult publicly available sources for the Copper Spot Price.

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SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

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STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-6 above and “Supplemental Use of Proceeds” on page PS-17 of product supplement COMM-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

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U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements and, to the extent inconsistent, supersedes the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Morrison & Foerster LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Underlyings and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, call or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

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Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale or exchange, of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The IRS released Notice 2008-2 (“Notice”) which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon sale or exchange of the notes should be treated as ordinary gain or loss.

Since the Index periodically rebalances, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date.  If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Since the Underlyings track the value of commodity futures contracts, it is possible that the IRS could assert that Section 1256 of the Code should apply to the notes or a portion of the notes. If Section 1256 of the Code were to apply to the notes, gain or loss recognized with respect to the notes (or the relevant portion of the notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to a U.S. Holder’s holding period in the notes. A U.S. Holder would also be required to mark the notes (or a portion of the notes) to market at the end of each year (i.e., recognize gain or loss as if the notes or the relevant portion of the notes had been sold for fair market value).

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain from the sale, call or exchange of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the

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foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale, call or exchange and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if the gain realized on the settlement at maturity, sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

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